# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: M3-Brigade Acquisition VI Corp., CIK 0002073928
CUSIP: G63221108
Title of class of securities: Class A Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: 1700 BROADWAY, 19TH FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002073926

## Reporting persons
- M3-Brigade Sponsor VI LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 8,625,000; shared voting power 0; sole dispositive power 8,625,000; shared dispositive power 0; aggregate amount beneficially owned 8,625,000 (20% of the class)
- M3-Brigade Acquisition Partners VI Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 8,625,000; shared voting power 0; sole dispositive power 8,625,000; shared dispositive power 0; aggregate amount beneficially owned 8,625,000 (20% of the class)
- Mohsin Y. Meghji: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,625,000; shared voting power 0; sole dispositive power 8,625,000; shared dispositive power 0; aggregate amount beneficially owned 8,625,000 (20% of the class)

## Item 1. Issuer
Name of issuer: M3-Brigade Acquisition VI Corp.
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, NY 10019

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

1. M3-Brigade Sponsor VI LLC
2. M3-Brigade Acquisition Partners VI Corp.
3. Mohsin Y. Meghji
Address of principal business office or, if none, residence:
1700 Broadway, 19th Floor
New York, NY 10019
Citizenship: See row 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
M3-Brigade Sponsor VI LLC (the "Sponsor") directly owns 8,625,000 Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares"), of M3-Brigade Acquisition VI Corp. (the "Issuer"), which are convertible into the Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares"). Such shares may be deemed to be beneficially owned by M3-Brigade Acquisition Partners VI Corp. ("MBAP"), which is the general partner of the Sponsor, and Mohsin Y. Meghji, who is the sole director of MBAP. As a result of these relationships, each of the Sponsor, MBAP and Mr. Meghji may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of the Sponsor, MBAP and Mr. Meghji disclaims beneficial ownership of such securities except to the extent of their direct ownership.

In addition to the securities reported on the cover pages hereto, the Sponsor also directly owns 4,333,333 private placement warrants to purchase 4,333,333 Class A Ordinary Shares. The warrants become exercisable beginning 30 days after the completion of the Issuer's initial business combination and expire five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 34,500,000 Class A Ordinary Shares outstanding as of October 8, 2025, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended June 30, 2025, and 8,625,000 Class B Ordinary Shares directly owned by the Sponsor, and assumes conversion of such Class B Ordinary Shares into Class A Ordinary Shares.

See row 9 of the cover page of each Reporting Person.
Percent of class: See row 11 of the cover page of each Reporting Person.
Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.
Sole power to dispose or to direct the disposition: See row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See row 8 of the cover page of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement, dated as of November 12, 2025, by and among M3-Brigade Sponsor VI LLC, M3-Brigade Acquisition Partners VI Corp. and Mohsin Y. Meghji.

## Signatures
- M3-Brigade Sponsor VI LLC: /s/ Mohsin Y. Meghji, Mohsin Y. Meghji, Authorized Person (11/12/2025)
- M3-Brigade Acquisition Partners VI Corp.: /s/ Mohsin Y. Meghji, Mohsin Y. Meghji, Authorized Person (11/12/2025)
- Mohsin Y. Meghji: /s/ Mohsin Y. Meghji, Mohsin Y. Meghji (11/12/2025)